UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on December 6, 2022, announcing that the Company will hold a Special General Meeting of shareholders on December 20, 2022, at 8:00 a.m. local time, at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda, to consider and approve, among other things, the redomiciliation of the Company to the Republic of Cyprus under the name Frontline plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 6, 2022	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – Special General Meeting

06.12.2022

Frontline Ltd. (“Frontline”) (NYSE: FRO – OSE: FRO) announces that it will hold a Special General Meeting of Shareholders (the “Meeting”) to consider and approve, among other things, the redomiciliation of Frontline to the Republic of Cyprus under the name of Frontline plc (the “Redomiciliation”).
The Meeting will be held on December 20, 2022, at 8:00 a.m. local time, at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda. Shareholders of record as of November 7, 2022 will be entitled to vote at the Meeting.  Frontline has filed with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form F-4 with a proxy statement for the Meeting and a prospectus containing information about the Redomiciliation that was declared effective by the SEC on December 2, 2022.  The final proxy statement and prospectus together with other proxy materials containing important Meeting information (the “Meeting Materials”) are being mailed to shareholders of record on or about December 6, 2022.  The Meeting Materials can also be found on Frontline’s website, www.frontline.bm and attached to this press release. Frontline shareholders will also be able to obtain a free copy of the final proxy statement and prospectus, as well as other filings containing information about Frontline at the SEC’s website at www.sec.gov.
The Redomiciliation is subject to important conditions, including among others, the approval of Frontline’s shareholders, as set forth in the Meeting Materials. If approved by Frontline’s shareholders and the other conditions are satisfied, the Redomiciliation is expected to be completed by December 31, 2022 or shortly thereafter following which Frontline’s shares will continue to trade on the New York Stock Exchange and the Oslo Stock Exchange under the existing ticker symbol FRO.
December 6, 2022
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline and its subsidiaries, desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This press release and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline’s control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections or satisfy the conditions to the Redomiciliation that are further described in the Meeting Materials. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include important factors described from time to time in the reports and other documents, including the registration statement on Form F-4, filed by Frontline with the SEC.
This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.
IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
Frontline has filed with the SEC a registration statement on Form F-4, which was declared effective by the SEC on December 2, 2022, with a proxy statement/prospectus containing information about the Redomiciliation. The final proxy statement/prospectus and other Meeting Materials are being mailed on or about December 6, 2022 to Frontline shareholders of a record date of November 7, 2022. Frontline shareholders are urged to read the Meeting Materials, because they contain important information about Frontline and the proposed Redomiciliation. Frontline shareholders will also be able to obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about Frontline without charge, at the SEC’s website at www.sec.gov. Copies of the Meeting Materials and Frontline’s filings with the SEC can also be obtained, without charge, by directing a request to: ir@frontmgt.no. Additionally, all documents filed with the SEC can be found on Frontline’s website, https://www.frontline.bm/sec-filings/. The information on Frontline’s website is not incorporated by reference into this press release.

NO OFFER OR SOLICITATION
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
This press release is not a recommendation in favor of a vote on the Redomiciliation, nor is it a solicitation of proxies in connection with any such vote.

Attachments

●	FRONTLINE LTD – 6-K
●	FRONTLINE LTD – 424B3